    As filed with the Securities and Exchange Commission on December 4, 1995
                                                       REGISTRATION NO. 33-63137
================================================================================


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                              ____________________


                                AMENDMENT NO. 1
                                       TO

                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                              ____________________

                              HILLS STORES COMPANY
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

            DELAWARE                                            31-1153510
  (STATE OR OTHER JURISDICTION                               (I.R.S. EMPLOYER
 OF INCORPORATION OR ORGANIZATION)                        IDENTIFICATION NUMBER)

                                  15 DAN ROAD
                          CANTON, MASSACHUSETTS 02021
                                 (617) 821-1000
         (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING
            AREA CODE, OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)
                              ____________________

                            WILLIAM K. FRIEND, ESQ.
                 VICE PRESIDENT-SECRETARY AND CORPORATE COUNSEL
                              HILLS STORES COMPANY
                                  15 DAN ROAD
                          CANTON, MASSACHUSETTS 02021
                                 (617) 821-1000
(NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                            OF AGENT FOR SERVICE)
                              ____________________

                                  COPY TO:

                            BARRY B. WHITE, ESQ.
                             FOLEY, HOAG & ELIOT
                           ONE POST OFFICE SQUARE
                         BOSTON, MASSACHUSETTS 02109
                             ____________________

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this Registration Statement becomes effective.
     If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. / /
     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. /x/
     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /
     If this Form is filed to register additional securities for an offering pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. / /
     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /


                              ____________________


     THE REGISTRANT HEREBY AMENDS THE REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT
SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
================================================================================

                              HILLS STORES COMPANY


                         198,271 SHARES OF COMMON STOCK


                              ____________________


     The 198,271 shares (the "Shares") of common stock, par value $.01 per share (the "Common Stock"), of Hills Stores Company ("Hills" or the "Company") covered by this Prospectus are being offered by certain stockholders of the Company (the "Selling Stockholders") on a delayed or continuous basis, pursuant to the exercise of registration rights. See "Selling Stockholders."


     The Company will not receive any proceeds from the offering. The Company will bear the costs relating to the registration of the Shares offered hereby (other than selling commissions).

     The Selling Stockholders may offer the Shares, from time to time during the effectiveness of this registration, for sale through the New York Stock Exchange, The Boston Stock Exchange, in the over-the-counter market, in one or more negotiated transactions, or through a combination of methods of sale, at prices and on terms then prevailing or at negotiated prices. Sales may be effected to or through broker-dealers, who may receive compensation in the form of discounts, concessions or commissions in connection therewith. See "Plan of Distribution."


     The Common Stock is traded on the New York Stock Exchange and the Boston Stock Exchange under the symbol "HDS." On November 6, 1995, the closing price for the Common Stock, as reported on the New York Stock Exchange, was $9.875 per share.


                              ____________________

      FOR A DESCRIPTION OF CERTAIN RISKS ASSOCIATED WITH THE COMMON STOCK
                      OFFERED HEREBY, SEE "RISK FACTORS."

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
       EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
         PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS.  ANY
             REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                              ____________________

      ALL SECURITIES TO BE REGISTERED HEREBY ARE TO BE OFFERED BY CERTAIN OF THE COMPANY'S STOCKHOLDERS.



               THE DATE OF THIS PROSPECTUS IS __________, 1995.

                                 RISK FACTORS

     In addition to the other information in this Prospectus, the following should be considered carefully in evaluating the Company and its business before purchasing the Common Stock offered by this Prospectus.

RECENT OPERATING LOSS

     In the first two quarters of the fiscal year, the Company has incurred net operating losses. Although it is not unusual for participants in the discount general merchandise business to sustain losses in the first six months of the calendar year and to generate profits in the second six months, with the majority of such profits being derived from the quarterly period containing the Christmas selling season, the Company believes that during the fiscal quarter ended July 29, 1995 the Company sustained a larger net loss than it otherwise would have due to non-recurring costs incurred in connection with the July 5, 1995 change in control described below. Of the approximately $50.2 million operating loss for such quarterly period, non-recurring costs related to the change in control comprised $43.3 million; $33.8 million of such change in control costs were severance and retirement payments, including certain taxes attributable thereto, to six senior executives, a consultant to the Company and approximately twenty associates and $6.0 million of such change in control costs was a payment to holders of the 10.25% Senior Notes due 2003 of the Company (the "Senior Notes") in connection with the amendment of the Indenture governing the Senior Notes dated October 1, 1993, as amended (the "Indenture"), to permit the Company to defer the redemption of the Senior Notes following the change in control. The Company's quarterly and annual operating results have in the past varied and may in the future vary significantly due to a number of factors, including: national and regional economic conditions, the Company's ability to compete with national and regional discount department store chains and the Company's ability to continue to finance its operations on terms favorable to the Company. Any unfavorable changes in these or other factors could have a material adverse effect on the Company's operating results.

CHANGE OF COMPOSITION OF MANAGEMENT

     On June 23, 1995 the Company held its Annual Meeting of Stockholders, and on July 5, 1995 an independent inspector of elections certified as the new Board of Directors the nominees proposed by Dickstein Partners Inc. Following this change in control of the Board, certain officers of the Company resigned. Although the Board of Directors believes that the management of the Company, including officers promoted to fill the vacancies created by such resignations, is highly qualified, there can be no assurance that these changes in the management of the Company will not have an adverse effect on the operations of the Company.

COMPETITION

     The discount general merchandise business is highly competitive. The Company considers price, merchandise presentation, product selection and merchandise quality, together with store location, to be the most significant competitive factors. Hills' primary competitors are regional and national discount department store chains, some of which, such as Wal-Mart and K Mart, are larger and better capitalized than Hills. Wal-Mart's expansion has brought and is bringing more of its stores into the Company's market areas. Management believes that the Company's store remodeling program and its strength in certain merchandising lines allows it to defend its competitive position, even with Wal-Mart's presence in most of the Company's markets. The Company believes it was the 8th largest general merchandise discount retailer in the United States in 1994 as measured by sales revenue.

RESTRICTIONS IMPOSED UNDER OUTSTANDING INDEBTEDNESS

     The Company's credit agreement with its senior lenders contains significant financial and operating covenants, including, among other things, requirements that the Company maintain certain financial ratios and restrictions on the ability of the Company to incur indebtedness, to make capital expenditures, to create or permit liens, to pay dividends or to take certain other corporate actions. In addition, the Indenture contains certain covenants, including, among other things, limitations on indebtedness, dividends, liens and transactions with stockholders and affiliates of the Company. The financing of the Company's anticipated capital expenditures may be funded through internally generated funds, joint ventures or leases. Although the Company believes that its current operating plans will not be restricted by the credit agreement or the Indenture, changes in economic or business conditions, results of operations or other factors may in the future result in circumstances in which such covenants may restrict the Company's plans or business operations.

SHARES ELIGIBLE FOR FUTURE SALE


     As of September 29, 1995, 8,434,436 shares of Common Stock may be freely traded by public stockholders who are not affiliates of the Company. In addition, as of September 24, 1995, approximately 1,125,375 shares of the Company's Series A Convertible Preferred Stock, par value $.10 per share, convertible into 1,125,375 shares of Common Stock, may be freely traded by public stockholders who are not affiliates of the Company. The market price of the Common Stock could be adversely affected by the availability for sale of additional shares of Common Stock. As of the date of this Prospectus, 381,000 additional shares of the Common Stock are issuable upon the exercise of outstanding options with exercise prices ranging from $16.375 to $19.50.


ANTI-TAKEOVER EFFECT OF CHARTER PROVISIONS, BY-LAWS AND STOCK RIGHTS PLAN

     Although the current Board of Directors has expressed its intention to explore opportunities to maximize shareholder value, certain provisions of the Company's Certificate of Incorporation, By-Laws, and Stockholder Rights Plan, each of which was adopted prior to the election of the current Board, could discourage a proxy contest or make more difficult the acquisition of a substantial block of the Company's Common Stock. Such provisions could limit the price that investors might be willing to pay in the future for shares of the Company's Common Stock. In addition, the Board of Directors is authorized to issue, without stockholder approval, Preferred Stock with voting, conversion and other rights and preferences that could adversely affect the voting power or other rights of the holders of Common Stock. The issuance of Preferred Stock or of rights to purchase Preferred Stock could be used to discourage an unsolicited acquisition proposal.

                                  THE COMPANY

     The Company was incorporated in Delaware in 1985. The Company's executive offices are located at 15 Dan Road, Canton, Massachusetts 02021. Its telephone number is (617) 821-1000.

                             AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information filed by the Company can be inspected and be copied, at the prescribed rates, at the public reference facilities of the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's regional offices at 7 World Trade Center, Suite 1300, New York, New York 10048, and Northwestern Atrium Center, 500 West Madison Street, Chicago, Illinois 60661.

Hills' Common Stock, Senior Notes and Series A Convertible Exchange. Hills Common Stock and Series 1993 Warrants to Purchase Common Stock are traded on the Boston Stock Exchange. Reports and other information concerning the Company may be inspected at the New York Stock Exchange, 20 Broad Street, New York, New York 10005 or at the Boston Stock Exchange, One Boston Place, Boston, Massachusetts 02108.

     This Prospectus constitutes a part of a Registration Statement on Form S-3 (the "Registration Statement") filed by the Company with the Commission under the Securities Act of 1933, as amended (the "Securities Act"). This Prospectus omits certain of the information contained in the Registration Statement and the exhibits and schedules thereto, as certain items are omitted in accordance with the rules and regulations of the Commission. For further information concerning the Company and the Common Stock offered hereby, reference is hereby made to the Registration Statement and the exhibits and schedules filed therewith, which may be inspected without charge at the office of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 and copies of which may be obtained from the Commission at prescribed rates. Any statements contained herein concerning the provisions of any document are not necessarily complete, and, in each instance, reference is made to the copy of such documents filed as an exhibit to the Registration Statement or otherwise filed with the Commission. Each such statement is qualified in its entirety by such reference.

                     INFORMATION INCORPORATED BY REFERENCE

     (a) the Annual Report of Hills Stores Company on Form 10-K for the fiscal year ended January 28, 1995;

     (b) the Amendment on form 10-K/A to the Annual Report of Hills Stores Company on Form 10-K for the fiscal year ended January 28, 1995;

     (c) the Quarterly Report of Hills Stores Company on Form 10-Q for the fiscal quarter ended April 29, 1995;

     (d) the Current Report of Hills Stores Company on Form 8-K dated July 5, 1995;


     (e) the Quarterly Report of Hills Stores Company on Form 10-Q for the fiscal quarter ended July 29, 1995;

     (f) the Current Report of Hills Stores Company on Form 8-k dated November 16, 1995; and

     (g) the description of the predecessor to the Common Stock contained in the Registration Statement on Form 8-A filed with the Securities and Exchange Commission on May 4, 1987, as amended by (i) amendments on Form 8 filed with the Securities and Exchange Commission on July 6, 1987 and July 8, 1987, (ii) the description of the Common Stock contained in the Current Report on Form 8- K dated October 4, 1993 and (iii) the description of the Rights to Purchase Series B Participating Cumulative Preferred stock of Hills Stores Company associated with the Common Stock contained in the Current Report on Form 8-K dated August 23, 1994.


     All documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering of the Common Stock offered hereby shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the respective dates of filing such documents. Any statement or information contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed modified or superseded for the purposes of this Prospectus to the extent that a statement contained herein or in any subsequently filed document which also is or is deemed to be incorporated by reference modifies or supersedes such statement.

Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     The Company will provide without charge to any person to whom a Prospectus is delivered, on written or oral request of such person, a copy of any or all of the documents incorporated herein by reference (other than exhibits and schedules to such documents). Requests should be directed to: William K. Friend, Esq., Vice President - Secretary and Corporate Counsel, Hills Stores Company, 15 Dan Road, Canton, Massachusetts 02021, (617) 821-1000 extension 1956.

                                USE OF PROCEEDS

     The Company will not receive any proceeds from the sale of Common Stock offered hereby by the Selling Stockholders.

                   PRICE RANGE OF COMMON STOCK AND DIVIDENDS

     The Common Stock has been traded on the New York Stock Exchange and Boston
Stock Exchange under the symbol "HDS" since the Company's emergence from bankruptcy on October 4, 1993. The following table sets forth the quarterly high and low sale prices per share reported on the New York Stock Exchange:


      1994-1995                  High         Low
-----------------------        -------       -------
Third Quarter 1994             $23.000       $20.125
Fourth Quarter 1994            $21.625       $19.375
First Quarter 1995             $22.750       $18.250
Second Quarter 1995            $24.875       $18.125
Third Quarter 1995             $18.250       $ 7.125



     The Company has never paid cash dividends on its Common Stock. However, the Company did, as part of a plan to enhance stockholder value, repurchase approximately three million of its issued and outstanding shares of Common Stock pursuant to a tender offer statement of the Company dated January 24, 1995 (the "Offer"). In connection with the Offer, the Company also amended the Indenture so that cash dividends or distributions or other purchases, redemptions or acquisitions for value by the Company (other than any such transaction related to the Offer) could be made only if the Company is not in default under the Indenture and the aggregate amount of all such payments since the date of the consummation of the Offer would not exceed the sum of (i) twenty-five (25%) percent of the consolidated net income of the Company with respect to the period from October 30, 1994, through the earlier of (x) the end of the Company's most recently completed fiscal quarter and (y) November 2, 1996, (ii) fifty (50%) percent of the consolidated net income of the Company and its subsidiaries, if any, determined on a cumulative basis, with respect to the period from November 3, 1996, through the end of the Company's most recently completed fiscal quarter and (iii) the aggregate net proceeds received by the Company through the issuance or sale of capital stock of the Company after the consummation of the Offer.

                                    BUSINESS

     The Company is a leading regional discount retailer offering a broad range of brand name and other first quality general merchandise. The Company's pricing strategy is to offer every day low prices on all items. The Company emphasizes product lines designed to appeal to its predominantly female customer base, such as apparel, footwear, domestics and home furnishings, jewelry, housewares, toys and other family-oriented items. Management's business strategy stresses every day low prices, depth and breadth of products in selected merchandise categories, remodeled facilities and strict operating controls.

     Hills stores are located in cities and towns of varying sizes, with some of the larger cities being Pittsburgh, Buffalo, Cleveland and Richmond. The Company concentrates its stores in selected markets within a geographic region in order to reinforce marketing programs, enhance name recognition, achieve market penetration, and gain economies of scale in management, advertising and distribution.

     The Company has remodeled substantially all of its stores within the last three years. The remodeling program is designed to make the Company's stores more visually appealing to customers and to take full advantage of the most profitable merchandise categories.

     The Company believes that its customer base consists primarily of female customers shopping for family needs. Accordingly, Hills emphasizes merchandise in its softlines departments and selected hardware departments such as housewares, toys and seasonal merchandise which appeal to Hills' targeted female customer. The Company considers the depth of its merchandise in these departments to be an important factor in attracting and retaining female customers, and accordingly emphasizes the availability of a wide selection of sizes, styles and colors of items in these departments.

     Hills carries a diverse line of products, all first quality, including a full line of clothing and footwear for women, men and children, toys, health and beauty aids, small household appliances and housewares, home entertainment equipment, hardware, stationery and greeting cards, automotive supplies, lawn and garden products and jewelry. Hills offers a broad range of brand name apparel and other products for the family and supplements brand name goods with manufacturers' private brands (brands made by major manufacturers but not nationally advertised) and Hills' private label program. The Company accepts all major consumer credit cards and offers a year-round layaway program for those customers who do not rely on credit cards.

     As part of its merchandise strategy, Hills primarily endeavors to purchase goods that are made in the U.S.A. and has developed a special merchandise program using its "American Spirit" trademark to help market that concept to customers. Imported goods are purchased by Hills from an importing subsidiary and from unaffiliated sources. In fiscal year 1994, the subsidiary, CRH International, Inc., imported products that accounted for approximately 6.0% of total purchases of the Hills Department Stores chain.

     Hills uses a centralized buying organization staffed by merchandise managers, buyers and a support staff organized along the Company's product lines. Most of Hills' buying organization is located at its Canton, Massachusetts headquarters. Hills also maintains an important fashion buying office in the garment district of New York City to purchase and merchandise women's fashion and basic apparel.

     Hills' merchandise managers and buyers develop detailed merchandising plans for each selling season. These plans include sales, inventory and initial mark-up and mark-down budgets for each buyer. Sales performance reports are received both daily and weekly and assist management in making related merchandising decisions. The formats of these plans are programmed into computer planning systems for each department.

     The Company's central distribution facilities are located in Columbus, Ohio. These facilities provide central stocking of inventory and flow-through allocation of inventory for delivery to the stores, resulting in efficient inventory management. Significant reductions in store receiving expense are achieved by performing many product handling functions at the central facilities.


     In recent years, the Company has instituted several significant changes in its store operations and management structure to enhance expense control, flexibility and competitive responsiveness. Computerized scheduling of work hours based upon forecasted sales levels, productivity standards and freight activity allocates more payroll dollars to sales generating positions, while reducing overall payroll expense. The Company periodically reviews and evaluates licensing space within the Company's stores to specialty businesses based on the appeal of the products or services offered by such specialty businesses to Hills' targeted customer as well as the sales and profit potential of such specialty businesses.


     Store managers report to a district manager, who reports to a regional vice president. The 16 district managers and two regional vice presidents visit their stores on a regular basis to oversee operations. Store managers and associates are empowered to respond directly to the needs of the customers. The Company maintains a strategic field office near Pittsburgh to facilitate store visitations and reduce travel expenses, particularly by those associates with greater responsibilities for store performance.

     To support Hills' strategy of centralized management control, the Company relies extensively on computerized information systems. Hills operates its principal data processing center at its headquarters in Canton, Massachusetts. All Hills stores and administrative locations are tied to the data center's mainframe computer by means of an on-line leased telephone network.

     Hills' merchandising systems are designed to integrate the key retailing functions of seasonal merchandise planning, purchase order management, merchandise distribution, receiving, sales capture, inventory control, open-to-buy and replenishment. Unit sales data is recorded via the point-of-sale register systems in each store. The point of sale registers and bar code readers in all stores eliminate labor intensive price marking and price changes. The sales data is transmitted nightly to the Company's mainframe computer where it is processed to produce a wide range of daily and weekly management reports. Each Hills buyer also has on-line access to information via a workstation located in the buyer's office. The merchandising systems allow Hills to distribute specific categories and styles of merchandise to each store based upon the sales patterns of the stores.

     Store operations are supported by a number of additional on-line systems including electronic correspondence among all locations, payroll and labor scheduling systems, accounts payable, price change management and layaway control. The purpose of these systems is to promote timely and accurate communication among all Hills locations and to allow personnel at the Company's headquarters to monitor and control key store activity.

                              SELLING STOCKHOLDERS

     The Shares are being offered for sale from time to time during the period of effectiveness of the Registration Statement for the accounts of the Selling Stockholders set forth below. Each of the Selling Stockholders has exchanged Series 1993 Stock Rights of the Company for the Shares being offered hereunder. The Series 1993 Stock Rights were issued in connection with the Company's emergence from bankruptcy and pursuant to its plan of reorganization.


     Based on the information supplied by each Selling Stockholder to the Company, the following table sets forth, as of September 29, 1995, certain information regarding the beneficial ownership of each Selling Stockholder and any material relationship of such Selling Stockholder during the last three years with the Company or any of its predecessors or affiliates.


                                                                              Shares of Common         Percent of
                                    Shares of Common    Number of Shares     Stock Beneficially       Voting Stock
                                   Stock Beneficially   of Common Stock     Owned After Offering      Beneficially
                                         Owned            Which May Be     ------------------------    Owned After
Name                              Before the Offering   Offered Hereunder  Number  Percent of Class   Offering ***
---------------------------       -------------------   -----------------  ------- ----------------   ------------
Westinghouse Electric                    99,013              99,013              0         *                *
  Corporation
ML-LEE Acquisition Fund                 521,048              62,616        458,432      4.6%             4.1%
  II, L.P.**
ML-LEE Acquisition Fund                 278,245              33,427        244,818      2.4%             2.2%
  (Retirement Accounts) II,
  L.P.**
Kimco Realty Corporation                  2,970               2,970              0         *                *
Donald E. Clark                             153                 153              0         *                *
Kim Noland                                   77                  77              0         *                *
George J. Schietinger                        15                  15              0         *                *


________________________
*       Less than 1%.

**      ML-Lee Acquisition Fund II, L.P. owns beneficially 458,432 shares of
        Common Stock, and ML-Lee Acquisition Fund (Retirement Accounts) II, L.P. owns beneficially 244,818 shares of Common Stock.  Under the Stock Purchase and
        Exchange Agreement dated as of August 21, 1995 by and among the Company,
        Westinghouse Electric Corporation, ML-LEE Acquisition Fund II, L.P., ML-LEE
        Acquisition Fund (Retirement Accounts) II, L.P. and Kimco Realty Corporation,
        ML- LEE Acquisition Fund II, L.P. and ML-LEE Acquisition Fund (Retirement
        Accounts) II, L.P. were issued 62,616 and 33,427 shares of Common Stock, respectively, in exchange for their Series 1993 Stock Rights.  Thomas H. Lee
        Advisors II, L.P., as the investment advisor to both Funds, shares the power to vote and to direct the disposition of securities held by the Funds and therefore may be deemed to own beneficially the 799,293 shares of Common Stock owned beneficially in the aggregate by the Funds.  Thomas H. Lee, the former
        Chairman of the Board of the Company is a General Partner of both Funds.


***     Represents the percentage beneficially owned relative to the aggregate of 9,747,895 shares of Common Stock outstanding as of September 29, 1995 plus the 198,271 shares of
        Common Stock registered hereby and 1,125,375 shares of Series A Preferred Stock, which has coextensive voting rights with the Common Stock.


     Thomas H. Lee, the former Chairman of the Board of Directors of the Company, may be deemed under the rules and regulations promulgated pursuant to the Exchange Act of 1934, as amended, to be the beneficial owner of the shares of Common Stock held by the ML-LEE Acquisition Fund II, L.P. and the ML-LEE Acquisition Fund (Retirement Accounts) II, L.P. Mr. Lee, while the Chairman of the Board of Directors, was retained to serve as a financial consultant to the Company for which services he was paid a fee of $250,000 per year. No further payments have been made to Mr. Lee since the change in control.

     Hills Department Store Company, a Delaware Corporation ("HDS"), a wholly-owned subsidiary of the Company, leases 24 stores from Kimco Realty Corporation, its subsidiaries, affiliates and a joint venture in which Kimco has an interest (together, referred to as "Kimco"). In addition, prior to, and during the pendency of, its bankruptcy the Company cancelled or otherwise terminated its obligations under leases with respect to 29 other stores leased from Kimco. As a result of such cancellations and terminations or as a result of other transactions with the Company, and pursuant to the plan of reorganization of the Company, Kimco received certain securities of the Company including the securities converted into the Common Stock offered by Kimco hereby and approximately $523,000 in principal amount of Senior Notes currently held by Kimco. The Company believes that the leases from Kimco are, and the issuances of securities to Kimco pursuant to the plan of reorganization were, on no less favorable terms to the Company than could have been obtained from any other unrelated third party.

                              PLAN OF DISTRIBUTION

     The sale of the Common Stock by the Selling Stockholders hereby may be effected from time to time in transactions in the over-the-counter market, through the New York Stock Exchange or the Boston Stock Exchange, in one or more negotiated transactions, or through a combination of such methods of sale, at fixed prices, which may be changed, at market prices prevailing at the time of sale, at prices related to such prevailing market prices, or at negotiated prices. The Selling Stockholders may effect such transactions by selling the Common Stock to or through broker-dealers, and such broker-dealers may receive compensation in the form of discounts, concessions, or commissions from the Selling Stockholders and/or the purchasers of the Common Stock for which such broker-dealers may act as agent or to whom they may sell as principal, or both (which compensation as to a particular broker-dealer may be in excess of customary compensation). Any broker- dealer may act as broker-dealer on behalf of one or more of the Selling Stockholders in connection with the offering of certain of the shares of Common Stock by the Selling Stockholders.

     The Selling Stockholders and any broker-dealers who act in connection with the sale of the Common Stock hereby may be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act, and any commissions received by them and profit on any resale of the Common Stock as principal might be deemed to be underwriting discounts and commissions under the Securities Act.

     The Company will file during any period in which offers and sales are being made hereunder one or more post-effective amendments to the Registration Statement of which this prospectus is a part to describe any material information with respect to the plan of distribution not previously disclosed in this prospectus or any material change to such information in this prospectus.

     The Company has agreed to pay the expenses incurred in connection with preparing and filing the Registration Statement and this prospectus (other than selling commissions). The Company has agreed to indemnify the Selling Stockholders against certain liabilities, including liabilities under the Securities Act.

                                 LEGAL MATTERS

The validity of the Common Stock offered hereby will be passed upon for the Company by Foley, Hoag & Eliot, Boston, Massachusetts.

                                    EXPERTS

     The financial statements and the related financial statement schedules incorporated in this Prospectus by reference from the Company's Annual Report on Form 10-K for the year ended January 28, 1995 have been audited by Coopers & Lybrand L.L.P., independent auditors, as stated in their reports which are incorporated herein by reference, and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing. With respect to the unaudited interim financial information which is incorporated herein by reference, Coopers & Lybrand L.L.P. have applied limited procedures in accordance with professional standards for a review of such information. However, as stated in their reports included in the Company's quarterly reports on Forms 10-Q and incorporated by reference herein, they did not audit and they do not express an opinion on that interim financial information. Accordingly, the degree of reliance on their reports on such information should be restricted in light of the limited nature of the review procedures applied. Coopers & Lybrand L.L.P. are not subject to the liability provisions of Section 11 of the Securities Act for their reports on the unaudited interim financial information because those reports are not "reports" or a "part" of the Registration Statement prepared or certified by an accountant within the meaning of Section 7 and 11 of the Securities Act.

                          CERTAIN LEGAL PROCEEDINGS

     On September 11, 1995, in a complaint filed in the Court of Chancery of the State of Delaware, the Company and Hills Department Store Company, a Delaware Corporation ("HDS"), filed a suit against Michael Bozic, Susan E. Engel, Thomas H. Lee, Richard B. Loynd, Norman S. Matthews, James L. Moody, Jr., and John G. Reen (the "Former Directors"). The Company and HDS allege that the Former Directors breached their fiduciary duties toward the Company and HDS, acted in bad faith and engaged in wrongdoing by prematurely, improperly and needlessly paying amounts ostensibly pursuant to certain employment and severance agreements thereby benefitting certain Former Directors as well as certain officers of the Company. The Company and HDS seek the imposition of a $30.4 million constructive trust on payments allegedly made under such employment and severance agreements, disgorgement of the funds received by certain Former Directors, a bar to such Former Directors' receipt of any further benefits under such employment and severance agreements and an award of damages flowing from the breach of the Former Directors' fiduciary duty.

     Following the change in control of the Company resulting from the election of seven new directors, the parties to the two previously-reported lawsuits filed in May, 1995 (which have been dismissed by stipulation) filed a joint class-action lawsuit on August 7, 1995 in the Court of Chancery of the State of Delaware, under the names of Gayle Dolowicz, Ivan J. Dolowicz and Joseph Weiss, as plaintiffs, against those seven new directors of the Company, Dickstein Partners Inc. and the Company. The plaintiffs claim that in connection with Dickstein Partners Inc.'s effort to solicit proxies in support of the election of its nominees to be directors of the Company, Dickstein Partners Inc. issued a number of false and misleading statements regarding its offer to acquire all of the Company's shares it did not already own. The plaintiffs seek an order nullifying the election of directors, declaring there has been no "change of control" of the Company and directing that Dickstein Partners Inc. pay damages resulting from the dissemination of allegedly false and misleading statements.

     On August 2, 1995, in a complaint filed in the U.S. District Court for Massachusetts, Mitchell Dobies and Leslie Susser filed a class action lawsuit against Dickstein Partners Inc. and Mark Dickstein as defendants, and Leslie Susser individually filed a derivative action against the seven former directors of the Company, with the Company named a "nominal defendant." The plaintiffs allege that Dickstein Partners Inc. and Mark Dickstein issued false and misleading statements and omitted to state material facts in response to an intended acquisition of or sale of the Company. Plaintiff Susser, derivatively, claims the former directors breached their fiduciary duties by not approving the change in control resulting from the election of the Dickstein Partners Inc. nominees to the Board of Directors, thus allowing "golden parachute" severance payments to be made to a director and six senior officers (two of whom were also directors) of the Company. The plaintiffs seek compensatory money damages for themselves and the class, an order that each former director account for damages to the Company caused by an alleged breach of fiduciary duties, and an award of pre-and-post-judgment interest along with attorneys' fees and expenses, including experts' fees.

     Jeffrey B. Cross and Nancy Cross also filed a class action lawsuit against Dickstein Partners Inc. and Mark Dickstein as defendants and a derivative action suit against the former directors, with the Company named as a nominal defendant in the derivative action. The dual complaint was filed in the U.S. District Court for the Southern District of New York and seeks the same or similar relief being sought in the Massachusetts lawsuit described in the preceding paragraph.

================================================================================

        No person has been authorized to give any information or to make any representations other than those contained in this Prospectus and, if given or made, such information or representations must not be relied upon as having been authorized by the Company or any Selling Shareholder. This Prospectus does not constitute an offer to sell or the solicitation of an offer to buy any securities other than the securities to which it relates or an offer to sell or the solicitation of an offer to buy such securities in any circumstances in which such offer or solicitation is unlawful. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create any implication that there has been no change in the affairs of the Company since the date hereof or the information contained herein is correct as of any time subsequent to its date.

================================================================================



                ========================================

                                198,271 Shares





                             HILLS STORES COMPANY


                                 Common Stock
                          (par value $.01 per share)



                            _____________________

                                  PROSPECTUS
                            _____________________




                ========================================

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS


ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The following table sets forth an itemized statement of all expenses in connection with the issuance and distribution of the securities being registered, other than underwriting discounts:

                                                        Selling
                                        Company         Stockholders
                                        -------         -------------
Registration fee (Securities and
 Exchange Commission)                   $   744         $-0-
Legal fees and expenses*                $20,000         $-0-
Accounting fees and expenses*           $ 2,000         $-0-
                                        -------         ----
Total*                                  $22,744         $-0-
                                        =======         ====

______________
* Estimated


ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Section 145 of the Delaware General Corporation Law affords a Delaware corporation the power to indemnify its present and former directors and
officers under certain conditions.   Article Seventh of the Company's Amended
and Restated Certificate of Incorporation provides that the Company shall indemnify each person, who, at any time, is, or shall have been, a director or officer of the Company and was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he or she is or was a director or officer of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement incurred in connection with any such action,suit or proceeding, to the maximum extent permitted by the General Corporation Law of the State of Delaware, as the same exists or may hereafter be amended.

     Section 102(b)(7) of the Delaware General Corporation Law gives a Delaware corporation the power to adopt a charter provision eliminating or limiting the personal liability of the directors to the corporation or its stockholders provided that such provision may not eliminate or limit the liability of directors for (i) any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) any acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) any payment of a dividend or approval of a stock purchase that is illegal under
Section 174 of the Delaware Corporation Law or (iv) any transaction from which the director derived an improper personal benefit. Article Ninth of the Company's Amended and Restated Certificate of Incorporation provides that no director of the company shall be personally liable to the Company or to any of its stockholders for monetary damages arising out of such director's breach of fiduciary duty as a director of the Company, except to the extent that the elimination or limitation of such liability is not permitted by the General Corporation Law of the State of Delaware, as the same exists or may hereafter be amended.

     The effect of these provisions would be to permit indemnification by the Company for, among other liabilities, liabilities arising out of the Securities Act of 1933, as amended.

     Section 145 of the Delaware General Corporation law also affords a Delaware corporation the power to obtain insurance on behalf of its directors and officers against liabilities incurred by them in those capacities. The Company has procured a directors' and officers' liability and company reimbursement liability insurance policy that (a) insures directors and officers of the company against losses (above a deductible amount) arising from certain claims made against them by reason of certain acts done or attempted by such directors and officers and (b) insures the Company against losses (above a deductible amount) arising from any such claims, but only if the Company is required or permitted to indemnify such directors or officers for such losses under statutory or common law or under provisions of the Company's Certificate of Incorporation or By-Laws.

ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

  (a)  Exhibits:

   4.1 Specimen Certificate representing Common Stock of the Company
       (filed as Exhibit 4.3 to the Company's Current Report on Form 8-K, dated October 4, 1993, and incorporated herein by reference)

   4.2 Rights Agreement between the Company and Chemical Bank, as Rights
       Agent (filed as Exhibit 4(a) to the Company's Current Report on form 8-K, dated August 16, 1994, and incorporated herein by reference)


** 4.3 Registration Rights Agreement dated as of August 21, 1995 by and among the Company, Westinghouse Electric Corporation, ML-LEE Acquisition Fund II, L.P., ML-LEE Acquisition Fund (Retirement Accounts) II, L.P. and Kimco Realty Corporation)

 * 4.4 Registration Rights Agreement dated as of October 31, 1995 by and among the Company, Donald E. Clark, Kim Noland and George J. Schietinger

** 5.1 Opinion of Foley, Hoag & Eliot

 *23.1 Consent of Coopers & Lybrand L.L.P.

**23.3 Consent of Foley, Hoag & Eliot (included on Exhibit 5.1)

**24.1 Power of Attorney

 *     Filed herewith

**     Previously filed


ITEM 17.  UNDERTAKINGS

  (a)  The undersigned Registrant hereby undertakes:

       (1) To file, during any period in which offers or sales are being made, a post- effective amendment to this Registration Statement;

          (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

          (ii) To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in the volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price present no more than a twenty percent change in the maximum aggegate offering price set forth in the "Calculations of Registration Fee" table upon effectiveness hereof;

          (iii) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;

provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the registration statement is on Form S-3, Form S-8 or Form F-3 and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the Registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in this Registration Statement.

       (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

       (3) To remove from registration, by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     (b) The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference to the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES


     PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THE REGISTRANT CERTIFIES THAT IT HAS REASONABLE GROUNDS TO BELIEVE THAT IT MEETS ALL OF THE REQUIREMENTS FOR FILING ON FORM S-3 AND HAS DULY CAUSED THIS AMENDMENT TO THE REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED,
THEREUNTO DULY AUTHORIZED, IN THE TOWN OF CANTON, MASSACHUSETTS, ON DECEMBER 1, 1995.


                             HILLS STORES COMPANY




                             By: /s/ William K. Friend
                                 . . . . . . . . . . . . . . . . . . .
                                 William K. Friend
                                 Vice President - Secretary
                                 and Corporate Counsel



     PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THIS AMENDMENT
TO THE REGISTRATION STATEMENT HAS BEEN SIGNED BY THE FOLLOWING PERSONS IN THE
CAPACITIES AND ON THE DATES INDICATED.


        SIGNATURE                               TITLE                           DATE
        ---------                               -----                           ----
              *                          Chairman of the Board           December 1, 1995
 . . . . . . . . . . . . . . . . .
        Mark Dickstein



              *                          Director, President and         December 1, 1995
 . . . . . . . . . . . . . . . . .        Acting Chief Executive Officer
        E. Jackson Smailes               (Principal Executive Officer)


              *                          Director                        December 1, 1995
 . . . . . . . . . . . . . . . . .
        Stanton Bluestone



              *                          Director                        December 1, 1995
 . . . . . . . . . . . . . . . . .
         David Brail


              *                          Director                        December 1, 1995
 . . . . . . . . . . . . . . . . .
       Mark D. Brodsky



              *                          Director                        December 1, 1995
 . . . . . . . . . . . . . . . . .
      John W. Burden, III



              *                          Director                        December 1, 1995
 . . . . . . . . . . . . . . . . .
       Chaim Y. Edelstein



              *                          Director                        December 1, 1995
 . . . . . . . . . . . . . . . . .
        Mark L. Kaufman



              *                          Director                        December 1, 1995
 . . . . . . . . . . . . . . . . .
         Samuel L. Katz


              *                          Vice President - Controller     December 1, 1995
 . . . . . . . . . . . . . . . . .        (Principal Financial and
         Kim D. Ahlholm                  Accounting Officer)


* By:  /s/ William K. Friend
       -----------------------------
       William K. Friend
       As Attorney-in-Fact